BEAUCHAMP & COMPANY

CHARTERED ACCOUNTANTS

#205 - 788 BEATTY STREET

VANCOUVER, B.C.

V6B 2M1

PHONE: 604-688-2850

FAX; 604-688-2777

INDEPENDENT AUDITORS' CONSENT

To the Board of Directors of DRC Resources Corporation

We hereby consent to the use in this registration statement on Form 20-F of our report dated February 17, 2003 relating to the consolidated financial statements of DRC Resources Corporation, which appear in such registration statements.

Vancouver, B.C.	"BEAUCHAMP & COMPANY"
November 28, 2003	Chartered Accountants